Exhibit 21

Name of Subsidiary	Jurisdiction of Incorporation	Other Names under which Subsidiaries do Business
Hainan JIEN Intelligent Engineering Co., Ltd.	The People’s Republic of China	No other names.
Pandaz LLC	Delaware	No other names.
Covenant Group Holdings Inc.	Delaware	No other names.